VF 11-21-02

02053205

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 23179

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED NOV 18 2002 WASH. D.C. 155

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SULLIVAN MORRISSEY & MICKLE SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 PARK AVENUE
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS F. FLYNN 212-832-7440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

26 BROADWAY	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PS 12/12/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John F. Sullivan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sullivan Morrissey & Mickle Securities Corp., as of September 30, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Chairman

Title

Notary Public

THOMAS F. FLYNN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES FEB 1, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Sullivan, Morrissey & Mickle Securities Corp.

We have audited the accompanying statement of financial condition of Sullivan, Morrissey & Mickle Securities Corp. as of September 30, 2002, and the related statements of loss, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sullivan, Morrissey & Mickle Securities Corp. as of September 30, 2002, and the results of its operations, changes in stockholders' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Conroy, Smith & Co.

Certified Public Accountants

October 30, 2002
New York, NY

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$54,728
Due from broker	265
Total assets	$54,993

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 4,125
Due to parent	25,625
Total liabilities	$29,750
Stockholders' equity:	
Common stock, $1.00 par value; 1,000 shares authorized, 200 shares issued and outstanding	$ 200
Capital in excess of par	9,800
Retained earnings	15,243
Total stockholders' equity	$25,243
Total liabilities and stockholders' equity	$54,993

See the accompanying notes to financial statements.

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF LOSS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Revenues:	
Commissions	$29,900
Interest	153
Total revenues	$30,053
Expenses:	
Intercompany expenses	$15,000
Accounting fees	3,500
Other fees and expenses	12,944
Total expenses	$31,444
Net (loss) before income tax expense	($ 1,391)
Income tax expense	625
Net (loss)	($ 2,016)

See the accompanying notes to financial statements.

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2002

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance, October 1, 2001	$200	$9,800	$17,259	$27,259
Net (loss)	-	-	(2,016)	(2,016)
Balance, September 30, 2002	$200	$9,800	$15,243	$25,243

See the accompanying notes to financial statements.

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2002

Cash Flows From Operating Activities

Net (loss)	($ 2,016)
Adjustments to reconcile net (loss) to net cash:	
Changes in assets and liabilities:	
Decrease in due from broker	386
(Decrease) in due to parent	(11,955)
Net cash (used in) operating activities	($13,585)
Net (decrease) in cash and cash equivalents	($13,585)
Cash and cash equivalents, October 1	68,313
Cash and cash equivalents, September 30	$54,728

See the accompanying notes to financial statements.

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Organization

Sullivan, Morrissey & Mickle Securities Corp. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. In this capacity, the Company introduces agency transactions for its customers.

Commission revenue and related expenses are recorded on a trade-date basis.

Income Taxes

The Company and its Parent file a consolidated federal income tax return and combined state and local tax returns. The Parent has an agreement with its subsidiary to allocate its share of income tax expense (benefit) based upon the income (loss) included in the consolidated tax returns.

Cash Equivalents

Cash and cash equivalents include an investment in a money market fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the use of estimates by management.

Note 2. Transactions With Parent

The Company is a wholly owned subsidiary of Sullivan, Morrissey & Mickle Capital Management Corp. (the "Parent").

The Company derives its revenue primarily from securities brokerage commissions on transactions introduced by the Parent and is charged its proportionate share of allocable expenses incurred by the Parent.

The Parent pays substantially all liabilities incurred by the Company and charges the Company accordingly.

Note 3. Due From Broker

The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearance agreement. In connection therewith, the Company guarantees the related customer transactions.

Note 4. Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers are introduced to and cleared through a clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

Amounts due from the clearing broker represent a concentration of credit risk. The Company does not anticipate nonperformance by customers or its clearing broker in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the clearing broker and financial institutions with which it conducts business.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of September 30, 2002, the Company had net capital of $24,953 which was $19,953 in excess of its required net capital. The Company's net capital ratio was 1.19 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2002

Schedule I

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF SEPTEMBER 30, 2002

Net Capital	
Total stockholders' equity	$25,243
Total stockholders' equity qualified for net capital	$25,243
Haircuts on securities: Other	290
Net capital	$24,953
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,983
Minimum dollar net capital required	$ 5,000
Excess net capital	$19,953
Computation of Aggregate Indebtedness	
Total A.I. liabilities	$29,750
Percent of aggregate indebtedness to net capital	119.2

Schedule II

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF SEPTEMBER 30, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF SEPTEMBER 30, 2002

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

Schedule IV

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF SEPTEMBER 30, 2002

	Unaudited Filing	Audited Filing	Increase (Decrease)
Total capital	$25,243	$25,243	-
Deductions:			
Non-allowable assets and haircuts on securities	290	290	-
Net capital	$24,953	$24,953	-

There was no difference between the unaudited and the audited filings.

CONROY, SMITH & CO.
certified public accountants

Sullivan, Morrissey & Mickle Securities Corp.
New York, NY

We have audited the financial statements of Sullivan, Morrissey & Mickle Securities Corp. for the year ended September 30, 2002, and have issued our report thereon dated October 30, 2002. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

26 BROADWAY, NEW YORK, NY 10004 ◆ 212.425.2185 ◆ FAX 201.488.7360 ◆ CONSMITH@MSN.COM

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Sullivan, Morrissey & Mickle Securities Corp. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commisson to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Conroy, Smith & Co.

Conroy, Smith & Co.

October 30, 2002
New York, NY

SULLIVAN, MORRISSEY & MICKLE SECURITIES CORP.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2002